                          CYPRUS AMAX MINERALS COMPANY
                            9100 EAST MINERAL CIRCLE
                              ENGLEWOOD, CO 80112

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 13, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by Phelps Dodge Corporation ("Parent" or "Phelps Dodge") to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of Cyprus Amax Minerals Company (the "Company"). On September 30, 1999, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Parent and CAV Corporation, a wholly owned subsidiary of Parent (the "Purchaser"), pursuant to which, among other things, Parent and the Purchaser continue to have outstanding an exchange offer by the Purchaser to purchase all outstanding shares of common stock, no par value (the "Company Common Stock"), of the Company, at a purchase price, at the election of holders of Company Common Stock, of $20.54, net to the seller in cash, or .3500 shares of the common stock, par value $6.25 per share, of Parent (the "Parent Common Stock") for each share of Company Common Stock, following which election the electing holders of Company Common Stock will receive cash or shares of Parent Common Stock or a combination of cash and shares of Parent Common Stock, as more fully set forth in the Merger Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which have been previously mailed to shareholders of the Company and are filed as Exhibits
(a)(15) and (a)(16), respectively, to the Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission"). The Merger Agreement further provides that following the consummation of the Offer, the Company will be merged (the "Merger") with and into the Purchaser with the Purchaser continuing as the surviving corporation. As of the effective time of the Merger, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock owned by the Company, Parent, the Purchaser or their respective subsidiaries, which shares of Company Common Stock will be canceled), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive cash or shares of Parent Common Stock, as more fully set forth in the Merger Agreement.

     The Merger Agreement is more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 related to the Offer (as amended from time to time, the "Schedule 14D-9"), which was filed by the Company with the Commission on October 1, 1999 and which was mailed to shareholders of the Company with materials related to the Offer.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein amends and supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, October 15, 1999, unless Parent extends it.

                                    GENERAL

     The Company Common Stock and the $4.00 Series A Convertible Preferred Stock (the "Preferred Stock") are the only classes of equity securities of the Company outstanding. Only shares of Company Common Stock are generally entitled to vote, including in the election of the Company's directors, and each share of Company Common Stock is entitled to one vote. As of the close of business on October 11, 1999, there were outstanding 90,956,831 shares of Company Common Stock.

     The Board of Directors currently consists of ten directors with no vacancies and is classified into three classes, two of which classes have three directors each and one of which classes has four directors, with each director serving a three-year term and until his or her successor is duly elected and qualified.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly after the Purchaser purchases shares of Company Common Stock pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors of the Company, rounded up to the next highest whole number, as will make the percentage of the Company's directors so designated by the Purchaser (the "Parent Designees") equal to the aggregate voting power of the Company Common Stock held by Parent or any of its affiliates.

     Following the election or appointment of the Parent Designees as described above, and prior to the Effective Time, any amendment or supplement of the Merger Agreement will require the concurrence of a majority of the Continuing Directors (as defined below) of the Company. The term "Continuing Director" refers to a director who either was a member of the Board prior to the time that Parent exercised its rights to appoint Parent Designees or who subsequently became a director of the Company and whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least three-quarters of the Continuing Directors then on the Board. To the fullest extent permitted by applicable law, the Company is obligated to take all actions requested by Parent which are reasonably necessary to effect the election of any Parent Designee. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Parent Designees to be elected or appointed to the Board of Directors as provided above.

     The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. To the best of Parent's knowledge, except as set forth below none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the
Schedule 14D-1 or the Schedule 14D-9.

     The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Parent, unless otherwise noted.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE    DIRECTOR SINCE
-------------------------------------------------             ---    --------------
Manuel J. Iraola............................................  51          1997
President of Phelps Dodge Industries, a division of Parent,
  since 1995, and a Senior Vice President of Parent since
  1995. From 1992 until 1995, President of Phelps Dodge
  International Corporation

J. Steven Whisler...........................................  44          1995
President and Chief Operating Officer since December 1997,
  and President of Phelps Dodge Mining Company, a division
  of Parent, from 1991 to October 1998. Senior Vice
  President of Parent from 1988 to December 1997 and Vice
  President of Parent from 1987 until 1988. General Counsel
  of Parent from 1987 until 1991. Director of Burlington
  Northern Santa Fe Corporation and Southern Peru Copper
  Corporation

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE    DIRECTOR SINCE
-------------------------------------------------             ---    --------------
Douglas C. Yearley..........................................  63          1986
Parent's Chairman of the Board and Chief Executive Officer
  since 1989. President of Parent from 1991 until December
  1997. President of Phelps Dodge Industries, a division of
  Parent, from 1988 until 1990, Executive Vice President of
  Parent from 1987 until 1989 and Senior Vice President of
  Parent from 1982 through 1986. Director of J.P. Morgan &
  Co., Incorporated and its principal banking subsidiary,
  Morgan Guaranty Trust Company of New York, Lockheed Martin
  Corporation, USX Corporation and Southern Peru Copper
  Corporation

                  CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

     Pursuant to the General Corporation Law of Delaware, as implemented by the Company's Certificate of Incorporation and by-laws, the Company's business, property and affairs are managed under the direction of the Board of Directors. Members of the Board are kept informed of the Company's business through discussions with the Chairman and other officers, by reviewing materials provided to them, and by participating in Board and committee meetings.

BOARD AND COMMITTEE MEMBERSHIP AND MEETINGS

     During 1998, the Board of Directors held ten meetings and had five ongoing committees: an Executive Committee which held two meetings, an Audit Committee which held three meetings, a Compensation and Benefits Committee which held seven meetings, an Employee Funds Investment Committee which held two meetings, and a Nominating and Governance Committee which held three meetings.

                                                        COMPENSATION    EMPLOYEE FUNDS    NOMINATING AND
NAME                     BOARD    EXECUTIVE    AUDIT    AND BENEFITS      INVESTMENT        GOVERNANCE
----                     -----    ---------    -----    ------------    --------------    --------------
Milton H. Ward.........    X*         X*                                                        X
Linda G. Alvarado......    X          X                                       X
George S. Ansell.......    X          X                      X                X*
Allen Born.............    X          X                                                         X
William C.
  Bousquette...........    X          X          X*                           X
Thomas V. Falkie.......    X                                 X                X                 X
Ann Maynard Gray.......    X                     X           X
Rockwell A. Schnabel...    X                     X                                              X
Theodore M. Solso......    X                     X           X
John H. Stookey........    X                     X                                              X
James A. Todd, Jr. ....    X          X                                                         X*
Billie B. Turner.......    X                                 X*               X
1998 Meetings..........   10          2          3           7                2                 3

---------------
* Chair

EXECUTIVE COMMITTEE

     The Executive Committee has and may exercise all of the powers of the Board when the Board is not in session but may not take any action that legally may be taken only by the Board. The committee also functions as a Growth and Strategic Planning Subcommittee to review the strategic direction of the Company.

AUDIT COMMITTEE

     The Audit Committee reviews audit examinations and annual financial reports and statements, as well as internal controls and results of internal auditing activities. It reviews in advance the engagement or discharge of independent accountants, the scope of their work, and the fees for all services provided. None of its members are officers or employees of the Company.

COMPENSATION AND BENEFITS COMMITTEE

     The Compensation and Benefits Committee oversees benefit plans and annual performance and merit increase budgets. The committee also administers the Management Incentive Program, which includes stock option and restricted stock provisions, and the Key Executive Long-Term Incentive Plan. It approves bonus pools and officer bonuses granted under the Annual Incentive Plan. None of its members are officers or employees of the Company.

EMPLOYEE FUNDS INVESTMENT COMMITTEE

     The Employee Funds Investment Committee reviews the investment and performance of benefit plan trust funds and the selection and performance of benefit plan trust fund managers. It also oversees the funding arrangements and investment performances of salaried and hourly pension plans. None of its members are officers or employees of the Company.

NOMINATING AND GOVERNANCE COMMITTEE

     The Nominating and Governance Committee reviews and makes recommendations concerning the qualifications of individuals for election to the Board and recommends appointments to all Board committees. The committee also reviews the performance of Board members annually and determines whether to recommend for re-nomination those whose terms are expiring. In addition, the committee reviews and approves the acceptance of directorships and trusteeships offered to senior officers of the Company or its subsidiaries by other public corporations, banks, or educational institutions. The committee does not consider individuals nominated by shareholders for election to the Board.

                           COMPENSATION OF DIRECTORS

ANNUAL RETAINER FEES

     Each January, non-employee directors receive an annual retainer of 2,000 shares of Company Common Stock.

MEETING FEES

     Non-employee directors also receive a fee of $1,000 for attending each Board meeting, each committee meeting, and each other meeting they are requested by the Company to attend. In addition, for each committee meeting at which such person chairs, the chair of the Nominating and Governance Committee receives an additional $250, the chair of the Employee Funds Investment Committee receives an additional $500, and the chairs of the Audit Committee and the Compensation and Benefits Committee each receive an additional $5,000 per year or $500 per meeting, whichever is greater. All directors are reimbursed for expenses incurred in attending Board and committee meetings.

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

     The deferred compensation plan permits non-employee directors to defer all or a portion of their annual retainers and meeting fees, whether paid in cash or shares of Company Common Stock. Participants elect to have their deferred compensation credited with hypothetical dividends based on a right to receive shares of Company Common Stock at the closing market price on the New York Stock Exchange on the date such participant would have received such compensation had a deferral election not then been in effect ("phantom stock"), or with hypothetical earnings based on a right to receive the cash value of an investment of a participant's deferred compensation into a specific investment fund. Compensation paid in shares of Company Common Stock is credited solely with hypothetical dividends based on phantom stock. Distributions will be made to participants, upon termination of their directorship or thereafter.

     The deferred compensation plan also contains the present value of the benefits previously accrued under the Retirement Plan for Non-Employee Directors before its merger with the deferred compensation plan on June 30, 1998.

STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

     On the first business day of each January, each non-employee director is granted an option to purchase 2,000 shares of Company Common Stock at not less than 100% of the fair market value on the date of the grant. Each stock option granted expires no later than ten years after the date of grant. Before the stock option becomes vested and exercisable, a director may be required to complete a period of service as a member of the Board following the date of the grant.

     Each non-employee director also is awarded an annual retainer of 2,000 shares of Company Common Stock (see page 5). In addition, an individual who is elected or appointed to be a director for the first time on or after April 1, 1998, will receive a one-time award of 12,500 shares of restricted stock. The restrictions will lapse in 20% increments over a five-year period from the award date. The restrictions also lapse if the director terminates from the Board because of death, disability, or retirement, or if there is a change of control, as defined in the stock plan. The director will be entitled to receive dividends attributed to the shares of restricted stock and to vote such shares.

STOCK OWNERSHIP POLICY

     In 1998, the Board of Directors revised its stock ownership policy. Under the revised policy, directors are required to own, and to continue to own while a member of the Board, at least 6,000 shares of Company Common Stock by the later of January 1, 2004, or the fifth anniversary of the date such director became a member of the Board. Phantom stock credited to directors' accounts under the Deferred Compensation Plan for Non-Employee Directors will be considered for purposes of determining whether the ownership goals have been attained.

RETIREMENT POLICY

     The Board of Directors has a retirement policy establishing a retirement age of 70 for non-employee directors and 65 for employee directors. Case-by-case exceptions may be made for employee directors pursuant to the terms of the Retirement Plan for Salaried Employees. Such an exception was made for Mr. Ward in 1996 by approving an employment contract that expires after he attains age
65. The policy further provides that non-employee directors shall not be nominated, appointed, or elected to serve for a term commencing after attaining retirement age, unless the retirement of any such director would cause the total number of non-employee directors to be eight or less. In that case, any such director who reaches retirement age at the date of any annual meeting may continue to serve beyond retirement age or may be nominated and elected to another three-year term. Directors who reach retirement age while serving terms as directors may continue to serve until the first annual meeting following their attaining retirement age.

RETIREMENT PLAN FOR NON-EMPLOYEE DIRECTORS

     Effective June 30, 1998, the retirement plan was eliminated by merging it with, and the present value of the liability of benefits accrued were transferred to, the Deferred Compensation Plan for Non-Employee Directors.

COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, Billie B. Turner, George S. Ansell, Thomas V. Falkie, Ann Maynard Gray, Theodore M. Solso, and James A. Todd, Jr. served on the Compensation and Benefits Committee for all or part of the year. None of these committee members is or was an officer or employee of the Company or any of its subsidiaries or engaged in any reportable related party transaction with the Company.

     Parent Designees will not be compensated for services as directors of the Company but will be entitled to reimbursement of their expenses.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The name, age, present principal occupation or employment and five-year employment history of the current directors and executive officers of the Company are set forth below.

                                   DIRECTORS

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE     DIRECTOR SINCE
-------------------------------------------------             ---     --------------
Linda G. Alvarado...........................................  48     December 14, 1989
President and Chief Executive Officer of Alvarado
  Construction Inc. since 1981; Director of Engelhard
  Corporation, Pitney Bowes, Inc., and U.S. West
George S. Ansell............................................  65      December 3, 1987
President Emeritus of the Colorado School of Mines since
  August 1998; President of the Colorado School of Mines
  from 1984 to August 1998. Director of OEA, Inc.
William C. Bousquette.......................................  63      December 5, 1991
Independent businessman since 1996; Senior Vice President
  and Chief Financial Officer of Texaco Inc. from 1995 to
  1996; Executive Vice President and Chief Financial Officer
  of Tandy Corporation from 1994 to 1995; Chief Executive
  Officer of TE Electronics, a subsidiary of Tandy
  Corporation, from 1993 to 1994. Director of O'Sullivan
  Industries Holdings, Inc. and Intertan, Inc.
Thomas V. Falkie............................................  65          July 1, 1988
Chairman of Berwind Natural Resources Corporation since
  September 1998; President and Chief Executive Officer of
  Berwind Natural Resources Corporation from 1977 to
  September 1998. Director of the National Coal Association
  and the National Mining Association, Chairman of the
  American Coal Foundation, Chairman of the Board of
  Governors of the National Mining Hall of Fame and Museum,
  and a member of the Governing Council of the National
  Academy of Engineering
Ann Maynard Gray............................................  54     November 15, 1993
Former President of Diversified Publishing Group, ABC, Inc.;
  President of Diversified Publishing Group, ABC, Inc., from
  1991 to 1997. Director of Duke Energy Corporation
Rockwell A. Schnabel........................................  62     February 11, 1993
Co-Chairman of Trident Inc. since 1993; formerly Acting
  Secretary of Commerce and United States Ambassador to the
  Republic of Finland. Director of CSG Systems Inc.,
  International Game Technology, and Rezsolutions Inc.
Theodore M. Solso...........................................  52     November 15, 1993
President and Chief Operating Officer of Cummins Engine
  Company, Inc. since 1995; Various positions with Cummins
  Engine Company, Inc. since 1971. Director of Cummins
  Engine Company, Inc., Cummins Engine Foundation, Irwin
  Financial Corporation, and Otter Creek Golf Course. Member
  of the Boards of Trustees of DePauw University and
  Manufacturers Alliance
John H. Stookey.............................................  69     November 15, 1993
Chairman of Suburban Propane Partners since 1996; Chairman
  of Quantum Chemical Company, a subsidiary of Hanson PLC,
  from 1984 to 1995, and President from 1975 to 1993;
  executive officer of Petrolane Incorporated, Petrolane
  Finance Corporation, and QJV Corp., affiliates of Quantum
  Chemical Company, from 1989 to 1993. Director of ACX
  Technologies, Inc. and the United States Trust Company of
  New York

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE     DIRECTOR SINCE
-------------------------------------------------             ---     --------------
Billie B. Turner............................................  68      October 22, 1992
Retired Chairman, President, and Chief Executive Officer of
  IMC Fertilizer Group, Inc.; Chairman, President, and Chief
  Executive Officer of IMC Fertilizer Group, Inc. from 1987
  until 1994. Director of IMC Global, Inc. and International
  Minerals and Chemical Corporation (Canada)
Milton H. Ward..............................................  67          May 14, 1992
Chairman, President, and Chief Executive Officer of the
  Company since 1992; Chairman of the Board and Chief
  Executive Officer of Amax Gold Inc. from 1993 to June
  1998; formerly Director, President, and Chief Operating
  Officer of Freeport-McMoRan Inc. Director of the National
  Mining Association and Kinross Gold Corporation

                               EXECUTIVE OFFICERS

     Set forth below are the names, ages, and titles of the executive officers of the Company as of October 11, 1999.

NAME                                AGE                             OFFICE
----                                ---                             ------
Milton H. Ward....................  67     Chairman, President and Chief Executive Officer
Jeffrey G. Clevenger..............  50     Executive Vice President
Gerald J. Malys...................  55     Senior Vice President and Chief Financial Officer
David H. Watkins..................  55     Senior Vice President, Exploration
Philip C. Wolf....................  52     Senior Vice President, General Counsel and Secretary
Robin J. Hickson..................  55     Vice President, Engineering and Development
Farokh S. Hakimi..................  51     Vice President and Treasurer
John Taraba.......................  50     Vice President and Controller

     Mr. Ward was elected Chairman of the Board, President and Chief Executive Officer on May 14, 1992, and served as Co-Chairman for the period November 15, 1993, through November 15, 1995. Mr. Clevenger was elected to his current position on January 1, 1998, and Mr. Malys was elected Senior Vice President effective October 31, 1998, and Chief Financial Officer effective August 1, 1989. Mr. Watkins assumed his current office on February 1, 1994. Mr. Wolf was elected to his current office on November 13, 1993, and Mr. Hickson was appointed to his current office on November 20, 1994. Mr. Hakimi assumed his current office on January 1, 1998, and Mr. Taraba was elected to his current office on October 31, 1988.

     Messrs. Ward, Clevenger, Malys, Wolf, Hakimi, and Taraba have been engaged full-time in the business of the Company and its subsidiaries for more than the past five years. Prior to joining the Company in May 1992, Mr. Ward had been President and Chief Operating Officer of Freeport-McMoRan Inc. and Chairman and Chief Executive Officer of Freeport-McMoRan Copper & Gold Inc. since 1984. Mr. Clevenger held various management positions at Phelps Dodge Corporation since 1979 until he joined the Company in 1992. From 1993 until 1998, Mr. Clevenger held the position of Senior Vice President, Copper. Prior to joining the Company in 1994, Mr. Watkins served as Vice President and Director at Metall Mining Corporation from 1991 until 1993. Mr. Wolf has served in his current position for more than five years. Mr. Hickson joined the Company in 1993 as Senior Vice President of Cyprus Climax Metals Company. Before joining the Company, Mr. Hickson was President of Freeport-McMoRan's Research and Engineering Company. Mr. Hakimi held various positions in the Company's Treasury group and Cyprus Amax Coal's Marketing and Planning and Economics group until 1997, when he assumed his current position. Mr. Taraba held various positions in Cyprus Amax's financial departments from 1982 until 1988, when he assumed his current position.

     Each executive officer holds office subject to removal at any time by the Board of Directors of the Company.

        BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT OF THE COMPANY

     The following table sets forth the beneficial ownership of Company Common Stock as of June 30, 1999, except as otherwise noted, by (a) each current director, (b) the five most highly compensated executive officers of the Company, and (c) all directors and executive officers as a group. Unless otherwise specified, the directors and executive officers have sole voting and investment power with respect to these securities. The Company currently has Series A convertible preferred stock issued and outstanding, none of which is beneficially owned by directors or executive officers.

                                                          SHARES OF COMPANY COMMON STOCK
                                           ------------------------------------------------------------
                                                           ADDITIONAL SHARES
                                                                DEEMED
                                           BENEFICIALLY      BENEFICIALLY                    PERCENT OF
NAME                                         OWNED(a)          OWNED(b)           TOTAL        CLASS
----                                       ------------    -----------------    ---------    ----------
Milton H. Ward...........................    2,030,636                0         2,030,636       2.2%
Linda G. Alvarado........................        9,815            4,843            14,658        (a)
George S. Ansell.........................        8,875(c)         7,080            15,955        (a)
Allen Born(d)............................       55,205                0            55,205        (a)
William C. Bousquette....................        8,500           28,325            36,825        (a)
Thomas V. Falkie.........................       12,000            7,727            19,727        (a)
Ann Maynard Gray.........................        7,650            4,492            12,142        (a)
Rockwell A. Schnabel.....................       30,000           25,831            55,831        (a)
Theodore M. Solso........................        8,000           22,427            30,427        (a)
John H. Stookey..........................        8,000            3,800            11,800        (a)
James A. Todd, Jr.(d)....................       44,398                0            44,398        (a)
Billie B. Turner.........................        9,500           12,222            21,722        (a)
Gerald J. Malys..........................      381,224(c)             0           381,224        (a)
Jeffery G. Clevenger.....................      317,880(c)             0           317,880        (a)
Garold R. Spindler(e)....................      411,295                0           411,295        (a)
Philip C. Wolf...........................      241,204                0           241,204        (a)
All directors and executive officers as a
  group (20 persons).....................    4,095,088(c)       116,747         4,211,835       4.7%

---------------
(a) All directors and executive officers as a group (20 persons) beneficially own 4.7% of the outstanding Company Common Stock, including 2.2% beneficially owned by Mr. Ward. No other individual director or executive officer beneficially owns 1% or more of the outstanding Company Common Stock.

(b) Units denominated as Company Common Stock equivalents held in the Deferred Compensation Plan for Non-Employee Directors. All of the nine current non-employee directors elected to participate in the plan during 1999. Units held in the plan by Messrs. Born and Todd were converted to shares of common stock upon their retirement from the Board (see Note (d)). The units are rounded to the nearest whole share.

(c) Dr. Ansell shares voting power with respect to 375 shares; Mr. Clevenger shares voting power with respect to 15,986 shares; and Mr. Malys shares voting power with respect to 10,000 shares. The total for all directors and executive officers as a group includes 600 shares for which an executive officer disclaims beneficial ownership.

(d) Messrs. Born and Todd retired from their positions as directors on May 6, 1999 and the share ownership described above is as of May 6, 1999.

(e) Mr. Spindler left Cyprus Amax on June 30, 1999, in conjunction with the sale of the Company's U.S. coal assets.

     The shares shown in the above table include:

     - Shares which certain persons have the right to acquire within 60 days through the exercise of stock options issued under the Cyprus Amax Stock Plan for Non-Employee Directors. These shares include 5,000 shares for each of Mses. Alvarado and Gray, Drs. Ansell and Falkie, and Messrs. Bousquette, Schnabel, Solso, Stookey and Turner and 8,000 shares for Messrs. Born and Todd.

     - Shares which certain persons have the rights to acquire within 60 days through the exercise of stock options issued under the Cyprus Amax Management Incentive Program. These shares include 1,497,921 for Mr. Ward; 242,726 for Mr. Malys; 178,200 for Mr. Clevenger; 323,900 for Mr. Spindler; and 164,706 for Mr. Wolf. The stock options exercisable under this program and the Cyprus Amax Stock Plan for Non-Employee Directors total 2,768,549 for all directors and executive officers as a group.

     - Shares of restricted stock acquired through the Cyprus Amax Management Incentive Program and the Cyprus Amax Key Executive Long-Term Incentive Plan. These shares include 350,000 for Mr. Ward; 120,475 for Mr. Malys; 109,710 for Mr. Clevenger; 73,985 for Mr. Wolf; and 820,230 for all directors and executive officers as a group. The holders of restricted shares have the power to vote these shares and receive dividends but do not have investment power until the shares vest.

     - Shares acquired through the employee savings plan for which the trustee has shared voting and investment power. These shares include 2,995 for Mr. Ward; 6,189 for Mr. Malys; 4,513 for Mr. Clevenger; 995 for Mr. Spindler; 2,513 for Mr. Wolf; and 27,498 for all executive officers as a group. The shares reported are rounded to the nearest whole share.

                  BENEFICIAL OWNERSHIP OF CERTAIN SHAREHOLDERS

     The following table sets forth information about the only shareholder the Company knows is the beneficial owner of more than 5% of the Company Common Stock. The information is based on information from public filings as of October 11, 1999. The percentage shown is based on shares outstanding on October 11, 1999.

                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                              SHARES BENEFICIALLY       CLASS A
NAME AND ADDRESS                                                   OWNED(1)          COMMON STOCK
----------------                                              -------------------    -------------
Trimark Investment Management Inc., as Manager and Trustee
  of certain mutual funds...................................       9,355,200(1)          10.3%
  One First Canadian Place, Suite 5600
  P.O. Box 487
  Toronto, Ontario M5X 1E5, Canada

---------------
(1) Trimark Financial Corporation, owner of 100% of the voting equity securities of Trimark Investment Management Inc., may be deemed to be a beneficial owner of the shares. Information is provided in reliance upon information included in Schedule 13G, dated February 1, 1999, filed by Trimark Investment Management, Inc.

                             EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY AND METHODOLOGY

     The Company's executive compensation program was adopted by the Compensation and Benefits Committee in 1996. The program's overall objectives are to attract and retain the best executive talent, to focus executive behavior on achieving the Company's annual and long-term business objectives, to link executive and shareholder interest through equity-based plans, and to provide a compensation package that rewards financial and individual performance.

     The Company retains a compensation consultant to review annually and advise the Compensation and Benefits Committee on the Company's executive compensation program. The consultant's review provides an ongoing evaluation of the link between the Company's performance and its executive compensation program as compared with the performance and executive compensation programs of other companies that compete with the Company for executive talent. These competitors include some of the same companies represented in the Cumulative Shareholder Return graph on page 17, as well as other companies similar in size to the Company.

     For 1998, the Company's compensation strategy for the key executive group, other than the Chief Executive Officer, provided total compensation (including salary, bonus, stock options, and performance-based restricted stock with deferred cash incentive awards) that was targeted between the 50th percentile and the 75th percentile of the compensation packages of comparable companies. These targets were designed to provide meaningful rewards for superior performance.

     In assessing the performance of the Chief Executive Officer and determining his 1998 compensation, as well as reviewing and approving the Chief Executive Officer's recommendations for the 1998 performance of other senior management, the Compensation and Benefits Committee considered:

     1. the individual performance of the Chief Executive Officer and other senior management;

     2. the level of responsibility and contribution of those individuals to the Company's performance;

     3. the Company's performance based on both annual and long-term business goals and strategies; and

     4. the need to attract and retain key personnel by providing total compensation opportunities that are competitive.

     The Compensation and Benefits Committee determines the appropriate compensation package for each senior executive in light of the foregoing considerations, not based on a rigid formula or specific weightings.

COMPENSATION COMPONENTS

     As discussed in greater detail below, the executive compensation program consists of three components:

     1. base salary;

     2. annual bonus; and

     3. long-term incentive compensation.

     The total annual cash compensation paid to senior management, excluding the Chief Executive Officer, is targeted in the upper quartile of the Company's competitors and thus combines current above average bonus opportunities with fully competitive base salaries.

BASE SALARY

     The base salaries for senior management, excluding the Chief Executive Officer, are generally targeted to range between the median and 75th percentile of the Company's competitors.

ANNUAL BONUSES

     Under the Annual Incentive Plan, the bonus awards made to the Named Executives and other senior management as a group are granted from an annually-determined incentive pool. The incentive bonus pool equals 1.5% of Income Before Income Taxes and Minority Interest (reflected in the Company's Consolidated Statement of Operations in its Annual Report), as adjusted for special items. The Compensation and Benefits Committee reviews the Company's objectives and the executives' objectives, which are presented by the Chief Executive Officer, at the beginning of the year. At the end of the year, the Compensation and Benefits Committee grants awards to the executives based on Company, business unit, and individual performance compared to established objectives, as well as recommendations of the Chief Executive Officer. For the Named Executives, the awards are limited to a fixed share of the pool and may be reduced but not increased at the discretion of the Compensation and Benefits Committee. For 1998 performance payout consideration, the Compensation and Benefits Committee utilized a portion of the earned bonus pool funds from previous years that had not been paid out.

LONG-TERM INCENTIVE COMPENSATION

     The Company's long-term incentive program provides incentives to the Company's executive officers and key employees through a combination of stock options, restricted stock, and performance-based restricted stock. The program has the following components:

     1. Management Incentive Program: Grants of stock options and restricted stock under the management incentive program are designed to link the interests of key employees (217 in 1998) with those of the shareholders.

       Stock options are granted with an exercise price equal to the fair market value of the Company Common Stock on the date of grant and vest at such time as determined by the Compensation and Benefits Committee when the grant is made. Grants of stock options promote the creation of shareholder value since no benefit is realized unless stock price appreciation occurs.

       No shares of restricted stock may be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions lapse. Restrictions lapse for 25% of the shares on each anniversary of the date of award, subject to continued employment with the Company. Restrictions automatically lapse in whole upon retirement, death or total disability, or upon a change of control of the Company (as such terms are defined in the management incentive program).

     2. Key Executive Long-Term Incentive Plan: the long-term incentive plan provides for awards of restricted stock to enhance the long-term performance of the Company by rewarding executives for the sustained creation of incremental value for shareholders and to attract and retain high quality management talent. As with the Management Incentive Program, shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions lapse. The restrictions lapse in whole on the tenth anniversary of the award date, subject to continued employment with the Company, or sooner, in whole or in part, upon the achievement of certain Company performance-based criteria which are specified in the long-term incentive plan. Restrictions automatically lapse in whole upon retirement, death, disability or involuntary termination of service without cause, or upon a change of control of the Company (as such terms are defined in the long-term incentive plan).

     In 1998, the Compensation and Benefits Committee awarded stock options and restricted stock to individuals based on an assessment of competitive market data and the pay strategy adopted in 1996, and based upon recommendations of the Chief Executive Officer, as well as the Compensation and Benefits Committee's assessment of individual and, if applicable, business unit performance.

STOCK OWNERSHIP REQUIREMENTS

     Company policy, adopted in 1995, requires that the Company's Chief Executive Officer own Company Common Stock with a value equal to five times his annual base salary and that the Named Executives own

Company Common Stock with a value equal to three times their respective base salaries. The required stock ownership levels must be achieved within five years.

COMPENSATION OF CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER

     During 1998, under the direction of Milton H. Ward, the Company achieved record low operating costs and continued to reduce debt. Efforts such as Quest 21, the continuous improvement process program implemented in 1997, and its Coal Management Planning Process have been key factors in helping the Company achieve cost savings and productivity improvements of approximately $150 million. Also, the Company reduced debt and obligations by nearly $1 billion. Highlighted below are several significant accomplishments achieved by the Company under Mr. Ward's leadership during 1998.

     Metals. Despite significant business challenges presented by the commodity markets, record low copper cash costs of 56c per pound were achieved during the year. Over the last 2 years, the Company has been able to achieve reductions in its copper cash costs of over 20%. Numerous records for productivity and low costs were achieved at most operations in 1998.

     Coal. The Company's coal division achieved its primary objective by generating $195 million of cash flow during 1998. Improvements were made in efficiencies, cost control, supplier alliances, and inventory management. These efforts allowed the Company to increase productivity by approximately 14% during 1998 and lower costs at most of its operations.

     Other. Corporate expenses were reduced $21 million, or 35%; and gross interest expenses were reduced $40 million, or 19%.

     Transactions. The Company engaged in three significant strategic transactions during 1998 thereby allowing it to reduce debt, continue to strengthen its financial position, and support growth opportunities in the Company's core businesses.

     1. In June, Amax Gold Inc. combined with Kinross Gold Corporation. The Company held 59% of the stock of Amax Gold Inc. Following the combination, the Company held 31% of Kinross Gold Corporation stock and reduced its interest expense by approximately $28 million per year and eliminated approximately $500 million in long-term obligations.

     2. In late June, the Company successfully completed the sale of 11 Appalachian and Midwestern coal properties, for approximately $300 million in value.

     3. In October, the Company successfully sold its lithium operations for $305 million.

     A substantial portion of Mr. Ward's compensation is determined pursuant to the terms of his 1996 employment contract with the Company. The contract primarily serves to reward Mr. Ward for his accomplishments and encourage him to implement strategies that enable the ongoing success of the Company. It has been designed to connect Mr. Ward's future financial rewards with the creation of shareholder value. For a description of this contract and Mr. Ward's other employment contracts, see page 16.

     The Compensation and Benefits Committee has reviewed the Company's performance for 1998 and Mr. Ward's leadership role in attaining the achievements highlighted above, as well as the other criteria described in the compensation philosophy and methodology section on page 11, and has determined that the compensation awarded to Mr. Ward in 1998 was appropriate.

EMPLOYEE REMUNERATION IN EXCESS OF $1 MILLION

     Under Section 162(m) of the Internal Revenue Code, federal income tax deductions taken by publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, restricted stock awards, stock option exercises, and non-qualified benefits) for certain executive officers exceeds $1 million in any year. The deduction limit does not apply to payments which qualify as "performance based." To qualify as "performance based," compensation payments must be made from a plan that is administered by a committee of outside directors and must be based on achieving objective performance goals.

In addition, the material terms of the plan must be disclosed to and approved by shareholders, and the committee must certify that the performance goals were achieved before payments can be awarded. In order to qualify future payments under the Annual Incentive Plan as "performance based," the Company obtained shareholder approval of the Annual Incentive Plan in May 1996.

     The Compensation and Benefits Committee generally intends to administer the Company's compensation programs so that the total compensation paid to any employee will not exceed $1 million in any year, except for compensation payments in excess of $1 million which qualify as "performance-based compensation" or which are exempt for other reasons. In 1998, the Company paid Mr. Ward total compensation in excess of $1 million in recognition of the Company's outstanding performance under his leadership. If the objectives of its executive compensation program so require, the Company may pay compensation in excess of $1 million to its other executives. Any compensation in excess of $1 million would not be deductible.

                                          Compensation and Benefits Committee

                                          Billie B. Turner, Chairman
                                          George S. Ansell
                                          Thomas V. Falkie
                                          Ann Maynard Gray
                                          Theodore M. Solso

COMPENSATION TABLES

     The following tables set forth information for the years indicated concerning the compensation of the Chairman, President, and Chief Executive Officer and each of the Named Executives.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                  COMPENSATION AWARDS
                                               ANNUAL COMPENSATION              ------------------------
                                    -----------------------------------------   RESTRICTED    SECURITIES    ALL OTHER
NAME AND                                                       OTHER ANNUAL        STOCK      UNDERLYING   COMPENSATION
PRINCIPAL POSITION           YEAR   SALARY($)     BONUS($)    COMPENSATION($)   AWARD($)(1)   OPTIONS(#)      ($)(2)
------------------           ----   ---------     ---------   ---------------   -----------   ----------   ------------
Milton H. Ward.............  1998   1,133,524(3)    975,000       10,001(4)      1,456,275      425,000       3,305
Chairman, President, and     1997     840,410(3)  1,300,000       21,232(4)      1,168,750      100,000       3,828
  Chief Executive Officer    1996     708,000(3)  1,200,000        2,312(4)      1,321,875    1,150,000       3,879
Gerald J. Malys............  1998     395,000       162,938        2,873(4)        482,543      126,250       3,316
Senior Vice President and    1997     370,000       230,000        1,355(4)        331,925       42,600       3,796
  Chief Financial Officer    1996     340,000       200,000       29,957(4)        375,413       42,700       3,851
Jeffrey G. Clevenger.......  1998     390,000       160,875           --           436,886      127,500       3,316
Executive Vice President     1997     330,000       215,000       16,006(4)        268,813       34,600       3,791
                             1996     310,000       185,000          257(4)        317,250       40,000       3,848
Garold R. Spindler.........  1998     390,000       160,875           --           405,761      122,500       3,368
Executive Vice President     1997     312,000       170,000          719(4)        259,463       33,500       3,952
                             1996     300,000       120,000        1,055(4)        222,075       27,900       3,842
Philip C. Wolf.............  1998     300,000       123,750           --           294,710       81,750       3,487
Senior Vice President,       1997     275,000       165,000            0           198,688       25,400       3,809
  General Counsel, and       1996     260,000       150,000        1,854(4)        245,869       25,100       3,871
  Secretary

---------------
(1) Restricted stock awards were made to Mr. Ward in January 1998 and October 1998 and to the Named Executives in January 1998 and August 1998. Amounts shown in the table reflect the fair market value of the stock on the date of the award. The actual value an executive may realize will depend upon the amount of the stock on which restrictions lapse and the value realized, which may be greater or less than this amount. The aggregate restricted holdings of the Chief Executive Officer and the Named Executives was 589,820 shares with a fair market value of $5,898,200 based on the closing price of Company Common Stock of $10.00 per share on December 31, 1998. Such holdings include $3,000,000 (300,000 shares) for Mr. Ward; $934,750 (93,475 shares) for Mr. Malys; $827,100 (82,710 shares) for Mr. Clevenger; $556,500 (55,650 shares) for Mr. Spindler; and $579,850 (57,985 shares) for Mr. Wolf. The awards made in 1996, 1997, and January 1998 were made under the Key Executive Long-Term Incentive Plan (see page 12). The awards made in August and October 1998 were made under the Management Incentive Program (see page 12). Regular dividends are paid on all restricted stock awards.

(2) The amounts shown are the employer contributions to the employee savings plan. For 1998, the maximum recognizable compensation for purposes of calculating employer contributions was $160,000 per employee based on Internal Revenue Service regulations.

(3) Does not include $166,476 reimbursed to the Company by Amax Gold Inc. for Mr. Ward's salary and benefits for services he provided to Amax Gold Inc. during 1998, $309,590 reimbursed during 1997, or $292,000 reimbursed during 1996.

(4) Gross up tax payment for certain benefits received by officers.

                             OPTION GRANTS IN 1998

                                                        INDIVIDUAL GRANTS
                       -----------------------------------------------------------------------------------
                         NUMBER OF
                        SECURITIES          PERCENT
                        UNDERLYING      OF TOTAL OPTIONS    EXERCISE OR                        GRANT DATE
                          OPTIONS          GRANTED TO       BASE PRICE        EXPIRATION         PRESENT
NAME                   GRANTED(#)(1)       EMPLOYEES         ($/SHARE)           DATE          VALUE($)(2)
----                   -------------    ----------------    -----------    ----------------    -----------
Milton H. Ward.......     225,000            11.61             13.563      October 21, 2008      489,375
                          200,000            10.32            15.5625       January 2, 2008      580,560
Gerald J. Malys......      71,250             3.68             11.469       August 20, 2008      125,557
                           55,000             2.84            15.5625       January 2, 2008      159,654
Jeffrey G.
  Clevenger..........      82,500             4.26             11.469       August 20, 2008      145,382
                           45,000             2.32            15.5625       January 2, 2008      130,626
Garold R. Spindler...      82,500             4.26             11.469       August 20, 2008      145,382
                           40,000             2.06            15.5625       January 2, 2008      116,112
Philip C. Wolf.......      48,750             2.52             11.469       August 20, 2008       85,907
                           33,000             1.70            15.5625       January 2, 2008       95,792

---------------
(1) The exercise price for each grant is equal to 100% of the fair market value of Company Common Stock on the grant date. The stock options expire ten years after the grant date.

(2) The Black-Scholes option pricing model was used to estimate the grant date present value of the stock options set forth in this table. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing stock options. All stock option models, including the Black-Scholes model, require a prediction about the future movement of the market price of Company Common Stock. The following assumptions were made for purposes of calculating the Grant Date Present Value: for the stock options granted January 2, 1998, a stock option term of 10 years, volatility at 30%, dividend yield (for January 2, 1998, at 5.14%, for August 20, 1998, at 6.98%, and for October 21, 1998, at 5.9%), and interest rate for January 2, 1998, at 5.629%, for August 20, 1998, at 5.368%, and for October 21, 1998,
    at 4.349%. The real value of the stock options in this table depends upon the actual performance of Company Common Stock during the applicable period.

                      AGGREGATED OPTION EXERCISES IN 1998
                              AND YEAR-END VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                        SHARES ACQUIRED        VALUE       OPTIONS AT YEAR-END(#)        OPTIONS AT YEAR-END($)
NAME                     ON EXERCISE(#)     REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
----                   ------------------   -----------   -------------------------   ----------------------------
Martin H. Ward.......          0                 0           1,147,921/1,141,667                  0/0
Gerald J. Malys......          0                 0              180,176/ 147,550                  0/0
Jeffrey G.
  Clevenger..........          0                 0              110,900/ 144,800                  0/0
Garold R. Spindler...          0                 0               74,650/ 139,250                  0/0
Philip C. Wolf.......          0                 0             129,256/   94,450                  0/0

---------------
(1) Amounts shown in this column represent the fair market value (average of the high and low) of the underlying Company Common Stock at year end minus the exercise price. The actual value, if any, realized upon exercise may vary depending upon the amount by which the market price of Company Common Stock exceeds the exercise price when the stock options are exercised.

EMPLOYMENT CONTRACTS

     The Company entered into an employment contract with Milton H. Ward effective January 1, 1996. The contract, which will expire on December 31, 2000, establishes a base salary and provides for a target cash bonus with actual payment determined by the Board. The bonus payment is subject to the limitation of the Annual Incentive Plan. The contract also provides that Mr. Ward is eligible to participate in employee benefit programs as well as supplemental retirement benefits and stock plans. Mr. Ward agreed to fulfill his assigned duties and to avoid activities adverse to the Company's interests both during and after the contract term. The Company has the right to terminate the employment contract upon 30 days' notice. If employment were terminated other than due to breach of covenant (or retirement or resignation in certain circumstances), Mr. Ward would be entitled to a lump sum payment equal to his salary and bonus for the remainder of the contract period plus the actuarial equivalent of supplemental retirement benefits and welfare benefits for retirees. If permitted by applicable laws and plan provisions, Mr. Ward could be entitled to receive the value of any previously awarded restricted shares and a five-year period to exercise previously granted stock options.

     In November 1993, the Company entered into agreements with Gerald J. Malys, Jeffrey G. Clevenger, and Philip C. Wolf. Stock options were granted pursuant to the agreements, along with restricted stock which was fully vested in 1998. In October 1998, the Company entered into a similar agreement with Garold R. Spindler. Pursuant to these agreements, in certain circumstances each Named Executive would be entitled to a lump sum termination payment equal to the accrued benefit under the retirement plans sponsored by the Company. Such benefits would be calculated as if the executive had continued employment with the Company until the date he would first have been eligible to receive an immediately payable retirement benefit (but for no less than an 18-month period). The executive also could be eligible for retirement welfare benefits.

     The Company also has change of control employment agreements with Milton H. Ward, Gerald J. Malys, Jeffrey G. Clevenger, Garold R. Spindler, and Philip C. Wolf. These employment agreements become effective upon a Change of Control (as defined therein). If the executive is terminated other than for Cause or if the executive terminates employment under circumstances which constitute Good Reason (as such terms are defined in the employment agreements) or for any reason during the 30-day period following the first anniversary of the Change of Control, the executive will become entitled to a specific severance payment equal to three times his yearly salary and bonus. The executives also will receive an additional payment to make them whole for any excise tax imposed by
Section 4999 of the Internal Revenue Code.

     Gerald J. Malys, Jeffrey G. Clevenger, Garold R. Spindler and Philip C. Wolf are covered under the Company's Executive Officer Separation Policy. If any Named Executive's employment is terminated under circumstances described in the policy, he is entitled to separation benefits equal to one year of his base salary plus target annual bonus. He also would be eligible for a pro rata bonus for the year of termination at the discretion of the Compensation and Benefits Committee, for outplacement services, and for medical and life insurance benefits. The policy also provides for non-duplication of benefits. Because of this, the Named Executives are not expected to receive medical and life insurance benefits under this policy.

CUMULATIVE SHAREHOLDER RETURN

     The graph below shows a five-year comparison of cumulative total shareholder returns for Common Stock, the S&P 500 Index, and the Company's peer index. The returns of the companies in the peer index are weighted based on their stock market capitalization as of the beginning of the period. Cumulative total shareholder return (on an assumed initial investment of $100 as of December 31, 1993), as determined at the end of each year, reflects the change in stock price, assuming the reinvestment of dividends.

                              [GRAPH APPEARS HERE]

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                AMONG THE COMPANY, PEER INDEX AND S&P 500 INDEX

Peer Index
----------

Asarco Incorporated
Arch Coal, Inc.
Cleveland-Cliffs Inc.
Cominco Ltd.
Echo Bay Mines Ltd.
Freeport-McMoRan Copper & Gold Inc.
Inco Limited
Noranda Inc.
Phelps Dodge Corporation
-----------------------------------

    Measurement Period                                           S&P
  (Fiscal Year Covered)         COMPANY     PEER INDEX        500 INDEX
--------------------------    -----------  ------------      -----------
Measurement Point - 1993         100          100               100
Fiscal Year End 1994             112.1        110               101.3
Fiscal Year End 1995             111.9        123.1             139.3
Fiscal Year End 1996              96.3        126.6             171.5
Fiscal Year End 1997              91.6        116.5             228.6
Fiscal Year End 1998              51.3         83.1             261.5
------------------------------------------------------------------------

RETIREMENT PLANS

     The Retirement Plan for Salaried Employees covers executives and most other salaried employees. The amount of annuity an employee will receive upon retirement on a single-life basis is determined under the formula set forth below. Upon retirement, a married employee receives a reduced annuity payment that continues after death to cover the surviving spouse, unless the employee and the spouse elect one of the alternate options of equivalent actuarial value.

     If an employee retires on the normal retirement date (generally, the later of age 65 or the fifth anniversary of the date participation commenced), the annual benefit payable from the retirement plan will be the sum of: (1) 1.7% of average annual earnings (base salary plus bonus) received by the employee for service during each year after 1998, plus (2) 1.7% of the employee's average annual earnings from 1994 through 1998 multiplied by the employee's number of pre-1999 years of service recognized by the Company for retirement plan benefit accrual purposes, less (3) 1.1% of the Social Security offset multiplied by the total years of service as of December 31, 1998, and certain other offsets, not to exceed 35 years recognized for Company plan purposes.

     The estimated annual benefits payable upon retirement at normal retirement age are $232,568 for Milton H. Ward; $223,913 for Gerald J. Malys; $200,615 for Jeffrey G. Clevenger; $159,679 for Garold R. Spindler; and $218,262 for Philip
C. Wolf. These estimates are based on actual covered pay for 1994 through

1998 and 1998 base salary and bonus for years after 1998. The estimates do not reflect the impact of future salary increases.

     The five-year period 1994 through 1998 currently used in the benefit formula described above may be rolled forward by the Board of Directors. The table below provides information on retirement benefits (subject to reduction by a percentage of Social Security benefits), assuming that the formula is applied to average annual remuneration during the five years prior to retirement:

                               PENSION PLAN TABLE

ASSUMED
5-YEAR AVERAGE                                        YEARS OF BENEFIT SERVICE
ANNUAL                 --------------------------------------------------------------------------------------
EARNINGS               5 YEARS     10 YEARS    15 YEARS    20 YEARS     25 YEARS      30 YEARS      35 YEARS
--------------         --------    --------    --------    --------    ----------    ----------    ----------
$ 375,000............  $ 31,875    $ 63,750    $ 95,625    $127,500    $  159,375    $  191,250    $  223,125
  475,000............    40,375      80,750     121,125     161,500       201,875       242,250       282,625
  575,000............    48,875      97,750     146,625     195,500       244,375       293,250       342,125
  775,000............    65,875     131,750     197,625     263,500       329,375       395,250       461,125
  975,000............    82,875     165,750     248,625     331,500       414,375       497,250       580,125
 1,175,000...........    99,875     199,750     299,625     399,500       499,375       599,250       699,125
 1,675,000...........   142,375     284,750     427,125     569,500       711,875       854,250       996,625
 2,175,000...........   184,875     369,750     554,625     739,500       924,375     1,109,250     1,294,125
 2,675,000...........   227,375     454,750     682,125     909,500     1,136,875     1,364,250     1,591,625

     The amounts above are payable upon retirement between ages 62 and 65. For retirement prior to age 62, the annual annuity amounts are reduced as provided in the retirement plan. At year-end 1998, the Chief Executive Officer and the Named Executives had accumulated the years of benefit service stated (excluding additional years under the plan described in the following paragraph): Milton H. Ward, 6 years; Gerald J. Malys, 13 years; Jeffrey G. Clevenger, 6 years; Garold
R. Spindler, 4 years; and Philip C. Wolf, 18 years. The Internal Revenue Code limits the benefits payable from any funded retirement plan that qualifies for federal income tax exemption. The estimated annual benefits payable upon retirement, including amounts set forth in the table above, which exceed such limits are payable from an unfunded non-qualified retirement plan.

     For certain executives designated by the Compensation and Benefits Committee who continue to work until at least age 55, an additional retirement benefit will be paid under another unfunded non-qualified retirement plan. This benefit utilizes the benefit formula under the Retirement Plan for Salaried Employees, but calculates benefit service as being equal to the lesser of (1) the difference between 30 years and the years of benefit service projected to age 62, or if older, the years of actual benefit service and (2) the years of benefit service actually earned under the Retirement Plan for Salaried Employees. Benefits under this non-qualified plan are determined without regard to any Internal Revenue Code restrictions on benefits that can be paid from a tax-qualified plan. Applying the benefit service calculation above to Milton H. Ward as of the end of his employment contract at age 68, he would be credited with an additional 8 years of service at retirement. At normal retirement (age
65), 3 of the Named Executives would be credited with the following additional years: Gerald J. Malys, 5 years; Jeffrey G. Clevenger, 8 years; and Garold R. Spindler, 13 years. Philip C. Wolf would be credited with no additional years at normal retirement. This plan provides for immediate vesting and distribution of accrued benefits in the event of a change of control, as defined in the plan.

RECENT EVENTS

     At meetings of the Board held on September 24 and 27, 1999, the Board approved the following: (i) the contribution of approximately $20.0 million into a trust to fund the payment of benefits to 16 management employees of the Company, including the named executive officers, under existing change of control severance agreements; (ii) the contribution of approximately $20.5 million into trusts to fund the payment of benefits to employees of the Company, including the named executive officers, and the non-employee directors under certain existing retirement and deferred compensation plans; (iii) the payment of bonuses to bonus-eligible

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employees of the Company, including the named executive officers, for the nine-month period beginning on January 1, 1999 and ending on September 30, 1999, rather than for the twelve-month period ending December 31, 1999, in accordance with the terms of the bonus plans currently in effect, upon the first to occur of (a) shareholder approval of the merger with ASARCO (as contemplated by the Agreement and Plan of Merger, dated as of July 15, 1999, by and among Asarco Cyprus Incorporated, ACO Acquisition Corp., CAM Acquisition Corp., ASARCO Incorporated and the Company by both the Company and the ASARCO shareholders or
(b) the execution by the Company of a definitive agreement to effectuate a transaction with a party other than ASARCO, which condition has been satisfied as a result of the execution of the Merger Agreement.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based upon copies of filings furnished to the Company and upon statements furnished by known insiders that no filings were required pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company believes that during 1998, all filings of its officers, directors, and 10% beneficial owners timely complied with Section 16(a) reporting requirements.

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